Exhibit 99.2

Sent via electronic delivery

July 15, 2024

Henry Schlueter

Schlueter & Associates, P.C.

5655 South Yosemite St., Suite 350

Greenwood Village, CO 80111

RE:	JE Cleantech Holdings Limited (Symbol: JCSE) Nasdaq Listing Qualifications Hearings Docket No. NQ 6923C-24

Dear Mr. Schlueter:

Based on its review of the written record, the Nasdaq Hearings Panel (“Panel”) has determined to grant JE Cleantech Holdings Limited (the “Company”) a temporary exception to regain compliance with The Nasdaq Stock Market LLC’s (“Nasdaq” or the “Exchange”) Listing Rule 5550(a)(2) (the “Bid Price Rule”). The Company has represented that it intends to effect a reverse stock split if necessary to regain compliance no later than November 21, 2024, and described the actions it intends to take to be able to meet that timeline.

Accordingly, the Company is granted an exception until December 6, 2024, to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule, subject to the milestones outlined below. In the event the Company fails to regain compliance with the Bid Price Rule by that date, its securities will be delisted.

1.	On or before November 14, 2024, the Company shall obtain shareholders approval for a reverse stock split at a ratio that satisfies the minimum requirement in the Bid Price Rule;

2.	On or before November 21, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days;

3.	On or before December 6, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions.

The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted. In that regard, the Panel advises the Company that it is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, prompt advance notice of any event that may call into question the Company’s ability to meet the terms of the exception granted.

In addition, any compliance document will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of the exception. The Company should assess its disclosure obligations with respect to the materiality of the Panel’s decision and determine what public disclosures of the decision and its terms are appropriate.

The Company may request that the Nasdaq Listing and Hearing Review Council review this decision. A written request for review must be received within 15 days from the date of this decision and should be sent by e-mail to the Office of Appeals and Review at appeals@nasdaq.com. Pursuant to Nasdaq Listing Rule 5820(a), the Company must submit a fee of $15,000.00 to The Nasdaq Stock Market LLC to cover the cost of the review. Instructions for submitting the fee are available here. Please include evidence of this payment with the e-mailed request for review by attaching a PDF copy of the wire instructions or check.

The Company should be aware that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review.

Should you have any questions, please do not hesitate to contact me at (301) 978-8417.

Sincerely,

Alejandro Aguayo

Hearings Advisor

Nasdaq Office of General Counsel